1 Amsterdam, Netherlands, 5 April 2023 VEON HOLDINGS B.V. (the “Issuer”) 2023 PUT OPTION EVENT NOTICE relating to USD 529,320,000 5.95% notes due October 2023 (ISIN: US92718WAE93 (144A) and XS0889401724 (REGS)) and USD 700,000,000 7.25% notes due December 2023 (US36251BAB18 (144A) and XS1400710726 (REGS)) (each a “Series of Notes” and together the “Notes”) Reference is made to the terms and conditions of the Notes (as amended from time to time and as most recently amended on 4 April 2023) (in respect of each Series of Notes, the “Conditions”). Terms defined in the Conditions shall have the same meaning in respect of each Series of Notes in this notice, unless otherwise defined herein. In accordance with Condition 6(e)(ii) and Condition 6(e)(2) (2023 Put Option) of each respective Series of Notes, the Issuer hereby gives notice to the holders of the Notes (each a “Holder” and together the “Holders”) that the Amendment Effective Date occurred on 4 April 2023 and, accordingly, the 2023 Put Option Period shall commence today, 5 April 2023, and expire at 5:00 p.m. (New York time) on 19 April 2023. The identity and notice details of the Settlement Agent are set out below in this notice. The Issuer shall repurchase all Notes in respect of which an election has been validly completed and timely submitted by a Holder in accordance with the instructions provided in this notice, on 26 April 2023 (the “Settlement Date”). The repurchase price for each Note pursuant to the 2023 Put Option shall be 102% of its principal amount together with accrued but unpaid interest to (but excluding) the Settlement Date (the “Repurchase Price”). Any steps taken in respect of the 2023 Put Option must be in compliance with all applicable Sanctions laws and regulations. See “Compliance with applicable Sanctions laws and regulations” and “Repurchase of the Notes” below.

2 Procedure for Holders who wish to submit an election Summary of procedure Holders who wish to submit an election must have submitted their validly completed electronic election notice (the “2023 Put Option Election Notice”) to Kroll Issuer Services Limited (as the Settlement Agent) as a response to the corporate action within the time period commencing 5 April 2023, and ending 5:00 p.m. (New York time) on 19 April 2023 (with the end time being the “Expiration Deadline”), pursuant to the election process further described below. For the avoidance of doubt, the 2023 Put Option Election Notice defined in this notice is the 2023 Put Option Election Notice referred to in the Conditions and Holders do not need to obtain any form of notice from the Settlement Agent, provided that Holders follow the procedures outlined below. Holders that require assistance with respect to the procedures for participating in the 2023 Put Option should contact the Settlement Agent, the contact details for whom are set out on the last page of this 2023 Put Option Event Notice. Each Holder should deliver, or arrange to have delivered on its behalf, via account holders/direct participants in and through Euroclear Bank S.A./N.V. (“Euroclear”), Clearstream Banking, société anonyme (“Clearstream, Luxembourg”), or The Depository Trust Company (“DTC”) (each a “Clearing System” and, together, the “Clearing Systems”) and in accordance with the requirements of the relevant Clearing System, a validly completed 2023 Put Option Election Notice that is received in each case by the Settlement Agent by the Expiration Deadline. The 2023 Put Option Election Notices must be submitted in respect of a principal amount of Notes in the relevant Series of Notes of no less than USD 200,000 each, and may be submitted in integral multiples of USD 1,000 in excess thereof. A 2023 Put Option Election Notice can be completed on behalf of one or more beneficial owner in respect of each Series of Notes. Holders are advised to confirm with any bank, securities broker or other intermediary through which they hold Notes as to when such intermediary would require to receive instructions from a Holder in order for that Holder to be able to participate in the 2023 Put Option prior to the Expiration Deadline. The deadlines set by any such intermediary and each Clearing System for the submission of 2023 Put Option Election Notices will be earlier than the Expiration Deadline specified in this notice.

3 Submission of 2023 Put Option Election Notice Only a person who is shown in the records of the relevant Clearing System (a “Direct Participant”) may submit a 2023 Put Option Election Notice. Each Holder that is not a Direct Participant must arrange for the Direct Participant through which it holds the Notes to submit a 2023 Put Option Election Notice on its behalf to the relevant Clearing System before the deadlines specified by such Clearing System (which will be earlier than the deadlines specified in this notice). The participation of Holders in the 2023 Put Option will be deemed to have occurred upon receipt by the Settlement Agent at or prior to the Expiration Deadline via the relevant Clearing System of a valid 2023 Put Option Election Notice submitted in accordance with the requirements of such Clearing System. The receipt of such 2023 Put Option Election Notice by the relevant Clearing System will be acknowledged in accordance with the standard practices of such Clearing System and will result in the blocking of the Notes in the Holder's account at the relevant Clearing System so that no transfers may be effected in relation to such Notes from the date the relevant 2023 Put Option Election Notice is submitted.1 Holders must take the appropriate steps through the relevant Clearing System so that no transfers may be effected in relation to such blocked Notes at any time after the date of submission of a 2023 Put Option Election Notice, in accordance with the requirements of the relevant Clearing System and the deadlines required by such Clearing System. By blocking Notes in the relevant Clearing System, each Direct Participant will be deemed to consent to have the relevant Clearing System provide details concerning such Direct Participant's identity to the Settlement Agent (and for the Settlement Agent to provide such details to the Issuer and its legal advisers). It is a term of the 2023 Put Option that 2023 Put Option Election Notices are irrevocable and no withdrawals are permitted. Procedures for Notes held through Euroclear and Clearstream, Luxembourg To participate Notes effectively in the 2023 Put Option, participants of Euroclear or Clearstream, Luxembourg, as the case may be, must electronically transmit their 2023 Put Option Election Notice via a message to Euroclear or Clearstream, Luxembourg, as the case may be, containing the following information: (a) the event or reference number issued by Euroclear or Clearstream, Luxembourg; (b) the name of the Direct Participant and the securities account number in which the Notes the Holder wishes to participate in the 2023 Put Option are held; (c) the ISINs and Common Codes of such Notes; 1 Holders should note that the custody instructions will provide for blocking of the Notes.

4 (d) the principal amount of the Notes; and (e) any other information as may be required by Euroclear or Clearstream, Luxembourg, and duly notified to the Holder prior to the submission of the 2023 Put Option Election Notice. In addition, each Holder must: (a) cause Euroclear or Clearstream, Luxembourg, as the case may be, to block the position in such Notes in accordance with the procedures of Euroclear or Clearstream, Luxembourg, as the case may be; and (b) instruct Euroclear or Clearstream, Luxembourg, as the case may be, to send the Settlement Agent an electronic message confirming: (i) the Direct Participant's 2023 Put Option Election Notice; and (ii) that the position in such Notes has been blocked from trading pending settlement of the 2023 Put Option. Euroclear and Clearstream, Luxembourg will collect from the Direct Participants: (a) instructions to: (i) participate the Notes in the 2023 Put Option and deliver the acceptances held by them on behalf of their Direct Participants; and (ii) credit their accounts on the Settlement Date, in respect to all Notes in respect of which a 2023 Put Option Election Notice has been validly submitted; and (b) irrevocable authorisation to disclose the name of the Direct Participants and information about the foregoing instructions to the Settlement Agent (and for the Settlement Agent to provide such details to the Issuer and its legal advisers). By participating in the 2023 Put Option in this manner, Holders will be deemed to have acknowledged that they have received this 2023 Put Event Notice and agree to be bound by the terms of this 2023 Put Event Notice and that the Issuer may enforce such agreement against such Holders. The 2023 Put Option Election Notices must be delivered to, and received by, Euroclear and Clearstream, Luxembourg in accordance with the relevant procedures and on or prior to the relevant deadline established by them. Holders are responsible for informing themselves of such deadlines and for arranging the due and timely delivery of 2023 Put Option Election Notice to Euroclear or Clearstream, Luxembourg. Holders should note that Euroclear and Clearstream, Luxembourg are not direct participants in DTC in respect of the Rule 144A Notes and 2023 Put Option Election Notices delivered to Euroclear and/or Clearstream, Luxembourg in respect of such Notes shall in turn be the subject of corresponding 2023 Put Option Election Notices from Euroclear and/or Clearstream, Luxembourg to DTC via their Direct Participants.

5 Holders should ensure that they submit a 2023 Put Option Election Notice by such deadline as Euroclear and/or Clearstream, Luxembourg require to allow Euroclear and/or Clearstream, Luxembourg to provide corresponding 2023 Put Option Election Notices via their Direct Participants to DTC. Procedures for Notes held through DTC Any Holder who holds Notes through DTC must arrange for a Direct Participant in DTC to electronically transmit the Holder’s 2023 Put Option Election Notice through DTC’s Automated Tender Offer Program (ATOP), for which the 2023 Put Option will be eligible. Accordingly, a DTC participant whose name appears on the security position listing as the Holder of the Notes must electronically transmit its acceptance of the 2023 Put Option by causing DTC to transfer Notes in the participant’s account to the Settlement Agent’s account at DTC in accordance with DTC’s ATOP procedures. DTC will then send an agent’s message (as hereinafter defined) to the Settlement Agent in respect of the Notes. An “agent’s message” is a message, transmitted by DTC, received by the Settlement Agent and forming part of the book-entry confirmation, which states that DTC has received an express acknowledgement from the participant that such participant has received this 2023 Put Option Event Notice and agrees to be bound by the terms of the 2023 Put Option, and that the Issuer may enforce the terms of the 2023 Put Option against such participant. Although transfer of the Notes to the Settlement Agent’s account at DTC may be effected through book-entry at DTC, an agent’s message must be transmitted by DTC and received by the Settlement Agent on or prior to the Expiration Deadline in order to validly tender Notes pursuant to the 2023 Put Option. Notes tendered through DTC’s ATOP system will be held to the order of the Settlement Agent until the Settlement Date. Holders who intend to participate their Notes in the 2023 Put Option on the date of the Expiration Deadline should allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC on such date. All 2023 Put Option Election Notices submitted through DTC’s ATOP system must be submitted in accordance with the deadlines and procedures established by DTC and an agent’s message with respect to participation in the 2023 Put Option must be received by the Settlement Agent on or prior to the Expiration Deadline. There are no letters of transmittal or guaranteed delivery procedures for the 2023 Put Option. Holders who hold Notes through DTC must participate their Notes in the 2023 Put Option through DTC’s ATOP procedures.

6 Tax consequences In view of the number of different jurisdictions where tax laws may apply to a Holder, this notice does not discuss the tax consequences for Holders arising from the purchase of Notes by the Issuer pursuant to the 2023 Put Option. Holders are urged to consult their own professional advisers regarding these possible tax consequences under the laws of the jurisdictions that apply to them or to the sale of their Notes and the receipt pursuant to the 2023 Put Option of the Repurchase Price. Holders are liable for their own taxes and have no recourse to the Issuer or the Settlement Agent with respect to taxes arising in connection with the 2023 Put Option. Compliance with applicable Sanctions laws and regulations By submitting a 2023 Put Option Election Notice in the manner specified above, the Holder represents and warrants to the Issuer and the Settlement Agent on the date of submission of the 2023 Put Option Election Notice and on each date until the Settlement Date that: (a) (i) it (and any person acting for, on behalf of, or at the direction of or through it), the person(s) having a substantial influence over it (and any person acting for, on behalf of, or at the direction of or through it) up to the ultimate beneficial owners, and each of their officers or directors (A) is not, and is not acting for or on behalf of, or at the direction of or through, a Sanctions Disqualified Person; and (B) has complied with all Sanctions in connection with the 2023 Put Option; (ii) it (and any person acting for, on behalf of, or at the direction of or through it) has submitted the 2023 Put Option Election Notice in compliance with Sanctions; and (iii) it (and any person acting for, on behalf of, or at the direction of or through it) has not taken or omitted to take any action in breach of Sanctions or which will or could result in the Issuer acting in breach of Sanctions in connection with the 2023 Put Option and the 2023 Put Option Election Notice; and (b) it shall notify the Issuer (via the Settlement Agent) if at any time during the intervening period between the date of submission of its 2023 Put Option Election Notice and the Settlement Date if it would not be able to repeat the representations and warranties in paragraph (a) above. Holders who are not Sanctions Disqualified Persons, and are not acting for, on behalf of, or at the direction of or through Sanctions Disqualified Persons may submit a 2023 Put Option Election Notice and participate in the 2023 Put Option in respect of their relevant Series of Notes. Holders who are, or are acting for, on behalf of, at the direction of or through, Sanctions Disqualified Persons are not permitted to submit a 2023 Put Option Election Notice or participate in the 2023 Put Option.

7 Repurchase of the Notes On the Settlement Date, the Issuer will, but only in compliance with all applicable laws and regulations, including Sanctions, purchase such Notes of Holders who have validly submitted a 2023 Put Option Election Notice. Such tendered Notes will be cancelled upon payment to the Holder of the Repurchase Price to the account specified by such Holder in their validly submitted 2023 Put Option Election Notice, provided that such account must not be held at or through a bank or custody account which is a Sanctioned Disqualified Person and must otherwise be in compliance with Sanctions. For the avoidance of doubt, the Issuer’s obligations to purchase Notes under the 2023 Put Option shall only arise with respect to Notes which are not held by Holders that are Sanctions Disqualified Persons and are not held through a Sanctions Disqualified Person, and only if such purchase is otherwise in compliance with Sanctions. 2023 Noteholders may contact the Settlement Agent via email at veon@is.kroll.com if they require assistance with any of the above. Kroll Issuer Services Limited as the Settlement Agent Telephone: + 44 20 7704 0880 Email: veon@is.kroll.com Attention: Paul Kamminga Important Notice This notice is for informational purposes only and shall not constitute a prospectus or an offer to sell or the solicitation of an offer to buy securities in the United States or any other jurisdiction, nor shall there be any offer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under applicable securities laws. This notice is not a prospectus for the purposes of Regulation (EU) 2017/1129. This notice or information contained herein is not an offer, or an invitation to make offers, to sell, exchange or otherwise transfer securities in the Russian Federation and does not constitute an advertisement or offering of securities in the Russian Federation within the meaning of Russian securities laws. Information contained in this notice or any part hereof is not intended for any persons in the Russian Federation who are not "qualified investors" within the meaning of Article 51.2 of Federal Law No. 39-FZ "On the Securities Market" dated 22 April 1996, as amended

8 (the "Russian QIs"), and must not be distributed or circulated into Russia or made available in Russia to any persons who are not Russian QIs, unless and to the extent they are otherwise permitted to access such information under Russian law. No securities have been and will be registered in Russia and are intended for "placement" or "circulation" in Russia (each as defined in Russian securities laws) unless and to the extent otherwise permitted under Russian law. Elements of this notice contain or may contain “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014 with respect to VEON Holdings B.V. Disclaimer This notice has been prepared by VEON solely for informational purposes. This notice contains certain forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “anticipates”, “expects”, “intends”, “plans”, “may” or “will” or, in each case, their negative or other variations or comparable terminology or by their context. These forward-looking statements include all matters that are not historical facts, and include statements relating to, among other things, the Put Option and the closing of the transactions described above. By their nature, forward- looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as at the date of this notice and the Issuer expressly disclaims any obligations or undertaking to release any update of, or revisions to, any forward- looking statements in this notice. There can be no guarantee that any contemplated transactions or activities described in this notice will occur on the terms described herein or at all. This notice does not constitute, and should not be construed as, part of any offer or invitation for the sale or purchase of securities and it is not intended to provide the basis of any investment decision nor does it or is it intended to form the basis of any contract for acquisition of or investment in any member of the Issuer, financial promotion, or any offer or invitation in relation to any acquisition of or investment in any member of the Issuer in any jurisdiction, nor does it purport to give legal, tax or financial advice. Nothing herein shall be taken as constituting the giving of investment advice and this notice is not intended to provide, and must not be taken as, the basis of any decision and should not be considered as a recommendation to acquire or sell any securities of the Issuer. The recipient must make its own independent assessment and such investigations as it deems necessary. The information, statements and opinions contained in this notice do not constitute a public offer under any applicable legislation or an offer to sell or a solicitation of an offer to buy any securities.

9 No representation or warranty, express or implied, is made or given, and no responsibility is accepted, by or on behalf of the Issuer or any of its shareholders, affiliates, directors, officers or employees or any other person as to the accuracy, adequacy, usefulness, completeness or fairness of the information or opinions contained in these materials or as to the reasonableness of any assumptions on which any of the information herein is based. The Issuer shall have no liability to any party for the quality, accuracy, timeliness, continued availability, or completeness of any information contained in this notice. Any transaction entered into as part of the 2023 Put Option must be in compliance with all applicable Sanctions laws and regulations, including the Sanctions laws and regulations administered by the European Union, the United Kingdom and the United States, and including securing any necessary licenses and approvals from competent Sanctions authorities. Developments with respect to applicable Sanctions and export control laws and regulations following the date of this notice could materially impact the transactions presented herein. About VEON VEON is a global digital operator that currently provides converged connectivity and online services to over 200 million customers in seven dynamic markets. We are transforming people’s lives, empowering individuals, creating opportunities for greater digital inclusion and driving economic growth across countries that are home to more than 8% of the world’s population. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: https://www.veon.com. Contact Information VEON Group Director Investor Relations Nik Kershaw bonds@veon.com